Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus dated January 27, 2010

Registration No. 333-147371

February 3, 2010

Pricing Term Sheet

The Manitowoc Company, Inc.

Pricing Supplement

Pricing Supplement dated February 3, 2010 to Preliminary Prospectus dated January 27, 2010 of The Manitowoc Company, Inc.  This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus.  The information in this Pricing Supplement supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.  Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus.

Issuer	The Manitowoc Company, Inc.

Title of Security	9.50% Senior Notes due 2018

Aggregate Principal Amount	$400,000,000

Maturity	February 15, 2018

Public Offering Price	100% plus accrued interest, if any, from February 8, 2010

Coupon	9.50%

Yield to Maturity	9.50%

Spread to Treasury	+609 bps

Benchmark	UST 3.5% due 2/15/2018

Interest Payment Dates	February 15 and August 15 of each year, beginning on August 15, 2010

Optional Redemption

The Issuer may redeem the notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ written notice, at the following redemption prices (expressed as percentages of the principal amount thereof) plus accrued and unpaid interest, if any, thereon to the applicable redemption date, if redeemed during the 12-month period commencing on February 15 of the year set forth below:

	Year	Percentage
	2014	104.750%
	2015	102.375%
	2016 and thereafter	100.000%

In addition, at any time prior to February 15, 2014, the Issuer may at its option redeem the notes, in whole or in part from time to time, upon not less than 30 nor more than 60 days’ written notice, at a price equal to 100% of the principal amount thereof plus the Applicable Premium (as defined below) and accrued but unpaid interest, if any, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to a note at any date of redemption, the greater of (1) 1.0% of the principal amount of such note; and (2) the excess of (a) the present value at such Redemption Date of (i) the redemption price of such note on February 15, 2014 (such redemption price being that described in the chart above) plus (ii) all required remaining scheduled interest payments due on such note through February 15, 2014, computed using a discount rate equal to the Treasury Rate (as defined below) plus 50 basis points; over (b) the principal amount of such note on such Redemption Date. Calculation of the Applicable Premium will be made by the Company or on behalf of the Company by such Person as the Company shall designate; provided, however, that such calculation, or determination of the Treasury Rate referenced below, shall not be a duty or obligation of the Trustee.

“Treasury Rate” means, with respect to a date of redemption, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to such date of redemption (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such date of redemption to February 15, 2014; provided, however, that if the period from such date of redemption to February 15, 2014 is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such date of redemption to February 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Optional Redemption with Equity Proceeds

At any time, or from time to time, on or prior to February 15, 2013, the Issuer may, at its option, redeem up to 35% of the principal amount of the notes outstanding at a redemption price of 109.50% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon, to the date of redemption, with the net cash proceeds from certain equity offerings

Change of Control	101%, plus accrued and unpaid interest, if any

Gross Proceeds	$400,000,000

Underwriting Discount	2.000% per note

Net Proceeds to Issuer before Expenses	$392,000,000

Use of Proceeds	Repay amounts outstanding under the Issuer’s senior secured credit facilities

Trade Date	February 3, 2010

Settlement Date	February 8, 2010 (T+3)

Ratings	Caal/BB-

2

Joint Book-Running Managers	J.P. Morgan Securities Inc. Deutsche Bank Securities Inc. Banc of America Securities LLC

Co-Lead Managers	Natixis Bleichroeder LLC SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC Morgan Stanley & Co. Incorporated

Co-Managers	BNP Paribas Securities Corp. Rabo Securities USA, Inc. Scotia Capital (USA) Inc. Mizuho Securities USA Inc. Credit Suisse Securities (USA) LLC

Allocation	Name	Principal Amount of Notes to be Purchased

	J.P. Morgan Securities Inc.	$120,000,000

	Deutsche Bank Securities Inc.	92,000,000

	Banc of America Securities LLC	92,000,000

	Natixis Bleichroeder LLC	17,000,000

	SunTrust Robinson Humphrey, Inc.	17,000,000

	Wells Fargo Securities, LLC	17,000,000

	Morgan Stanley & Co. Incorporated	14,000,000

	BNP Paribas Securities Corp.	8,000,000

	Rabo Securities USA, Inc.	8,000,000

	Scotia Capital (USA) Inc.	5,000,000

	Mizuho Securities USA Inc.	5,000,000

	Credit Suisse Securities (USA) LLC	5,000,000

Denominations	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers	CUSIP: 563571AG3 ISIN: US563571AG32

Listing	None

Form of Offering	SEC Registered (Registration No. 333-147371)

The Manitowoc Company, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that The Manitowoc Company, Inc. has filed with the SEC for more complete information about The Manitowoc Company, Inc. and this offering.  You may get these documents for free by visiting the SEC Web site at www.sec.gov.  Alternatively, The Manitowoc Company, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities Inc., 270 Park Avenue, Floor 5, New York New York 10017, or by calling (212) 270-1477.